Exhibit 99.(a)(6)

The Turkish Investment Fund, Inc. Announces

Preliminary Results of Tender Offer

(For Immediate Release)

NEW YORK, November 19, 2013 — The Turkish Investment Fund, Inc. (NYSE: TKF) (the “Fund”) announced today that the Fund’s tender offer for 575,318 of its issued and outstanding shares of common stock, representing approximately 10 percent of the Fund’s outstanding shares, expired at 11:59 p.m., New York time, on November 18, 2013.

Based upon current information, approximately 2,808,197 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery.  Based on this preliminary information, the pro-ration for each tendering stockholder is estimated to be 20.49 percent of the shares properly tendered.  These numbers are subject to adjustment and should not be regarded as final.  The actual number of shares to be purchased will be announced at a later date.  Management of the Fund anticipates acceptance on November 25, 2013 of 575,318 shares properly tendered and that payment for such shares will be made on or about November 26, 2013.  The purchase price of properly tendered shares is equal to 98.5 percent of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange (NYSE) on November 19, 2013.

For further information, please contact Georgeson Inc., the Fund’s Information Agent, at 1-888-680-1529.

Morgan Stanley Investment Management, together with its investment advisory affiliates, has over 560 investment professionals around the world and approximately $360 billion in assets under management or supervision as of September 30, 2013.  Morgan Stanley Investment Management strives to provide outstanding long-term investment performance, service and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide.

Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  The Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals from more than 1,200 offices in 43 countries.  For further information about Morgan Stanley, please visit www.morganstanley.com.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.

Investing involves risk and it is possible to lose money on any investment in the Fund.